May 16, 2006

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Center Bancorp, Inc. and, under the date of March 8, 2006, we reported on the consolidated financial statements of Center Bancorp, Inc. and subsidiaries as of and for the years ended December 31, 2005 and 2004. On May 5, 2006, our appointment as principal accountants was terminated. We have read Center Bancorp, Inc.’s statements included under Item 4.01 of its Form 8-K/A dated May 16, 2006 and we agree with such statements, except that we are not in a position to agree or disagree with Center Bancorp, Inc.’s statement that (i) the dismissal of KPMG LLP and the appointment of Beard Miller Company LLP as the Company’s principal accountants was approved by the Audit Committee of the Board of Directors and (ii) the statements contained in the last paragraph of Item 4.01 in the Form 8-K/A dated May 16, 2006.

Very truly yours,

/S/ KPMG LLP

Short Hills, NJ